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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003
                         Commission File Number: 1-13368

                                      POSCO
                 (Translation of registrant's name into English)

       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
                    (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             Form 20-F [ x ]                     Form 40-F [   ]
                        ---                                 ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes [    ]                     No [ x ]
                          ----                          ---

[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-                 .]
                                       ----------------

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POSCO is furnishing under cover of Form 6-K :

Exhibit 99.1 : An English-language translation of documents with respect to the Performance in 1Q 2003 of POSCO.

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- EXHIBIT 99.1
                         PERFORMANCE IN 1Q 2003 (POSCO)




                                                            (Unit: 1,000 tons, KRW BN)
--------------------------------------------------------------------------------------
                                                 4Q '02                   1Q '02
                                          --------------------------------------------
Items                           1Q '03    Amount      Change       Amount       Change
--------------------------------------------------------------------------------------


Crude Steel Production           6,907     7,162       -3.6%        6,733         2.6%
--------------------------------------------------------------------------------------
Sales Volume                     6,814     6,963       -2.1%        6,672         2.1%
--------------------------------------------------------------------------------------
Sales                            3,261     3,195        2.1%        2,660        22.6%
Operating Profit                   774       643       20.4%          277       179.4%
Ordinary Income                    643       500       28.6%          252       155.2%
Net Income                         469       365       28.5%          191       145.5%
--------------------------------------------------------------------------------------
Total asset                     17,126    17,245       -0.7%       18,082        -5.3%
Total Liabilities                5,755     5,923       -2.8%        7,553       -23.8%
Equity of Shareholder           11,371    11,322        0.4%       10,530         8.0%
--------------------------------------------------------------------------------------

The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes. All financials in this presentation are based on non-consolidated financial statements.
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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          POSCO
                                          (Registrant)



Date  April 11, 2003                      By       /s/ Sohn, Yong-Ho
------------------------                     ---------------------------------
                                             (Signature)*
                                             Name: Sohn Yong-Ho
                                             Title: General Manager of Finance
                                                    Management Department

*Print the name and title under the signature of the signing officer.